Exhibit (c)(8)

Deutsche Bank CONFIDENTIAL Corporate Banking & Securities

Discussion materials

Project Fresh update

July 24, 2013

Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States.

DRAFT

“IMPORTANT: This presentation (the “Presentation”) has been prepared by Deutsche Bank’s investment banking department exclusively for the benefit and internal use of the recipient (the “Recipient”) to whom it is addressed. The Recipient is not permitted to reproduce in whole or in part the information provided in this Presentation (the “Information”) or to communicate the Information to any third party without our prior written consent. No party may rely on this Presentation without our prior written consent. Deutsche Bank and its affiliates, officers, directors, employees and agents do not accept responsibility or liability for this Presentation or its contents (except to the extent that such liability cannot be excluded by law).

Statements and opinions regarding the Recipient’s investment case, positioning and valuation are not, and should not be construed as, an indication that Deutsche Bank will provide favourable research coverage of the Recipient or publish research containing any particular rating or price target for the Recipient’s securities.

This Presentation is (i) for discussion purposes only; and (ii) speaks only as of the date it is given, reflecting prevailing market conditions and the views expressed are subject to change based upon a number of factors, including market conditions and the Recipient’s business and prospects. The Information, whether taken from public sources, received from the Recipient or elsewhere, has not been verified and Deutsche Bank has relied upon and assumed without independent verification, the accuracy and completeness of all information which may have been provided directly or indirectly by the Recipient. No representation or warranty is made as to the Information’s accuracy or completeness and Deutsche Bank assumes no obligation to update the Information. The Presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by Deutsche Bank. The analyses contained in the Presentation are not, and do not purport to be, appraisals of the assets, stock, or business of the Recipient. The Information does not take into account the effects of a possible transaction or transactions involving an actual or potential change of control, which may have significant valuation and other effects.

The Presentation is not exhaustive and does not serve as legal, accounting or tax advice. Nothing herein shall be taken as constituting the giving of investment advice and this Presentation is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation by Deutsche Bank. Recipient must make its own independent assessment and such investigations as it deems necessary. In preparing this presentation Deutsche Bank has acted as an independent contractor and nothing in this presentation is intended to create or shall be construed as creating a fiduciary relationship between the Recipient and Deutsche Bank.”

Deutsche Bank DRAFT Corporate Banking & Securities

Comparison of projected 3 year EBITDAs

At time of highly confident vs current

Original estimate at time of highly confident letter up until 07/11/13

($ in millions) 2013E 2014E 2015E

EBITDA build

Fresh Fruit $120.6 $158.4 $162.0 Fresh Vegetables 84.8 78.6 103.0 Corporate Expenses (50.9) (51.5) (53.1) Bonus reversal / Berry earnout 0.0 15.0 0.0

Total EBITDA $154.5 $200.5 $211.9

Current estimate as of 07/15/13

($ in millions) 2013E 2014E 2015E

EBITDA build

Fresh Fruit $137.3 $125.5 $129.3 Fresh Vegetables 59.0 76.3 79.2 Corporate Expenses (47.7) (51.3) (52.9) Bonus reversal / Berry earnout 6.0 13.5 13.5

Total EBITDA $154.6 $164.0 $169.1

Difference in EBITDA $0.1 ($36.5) ($42.8)

Deutsche Bank DRAFT 3 Corporate Banking & Securities

Summary financials

$13.00 per share // $200 million DHM contribution

($ in millions)

Free cash flow summary	"Go-forward" Pro forma LTM 6/30/13E	Pro Forma LTM 6/30/13E	Q3-Q4 '13E	2014E	2015E	2016E	2017E
Adj. EBITDA	171	171	32	164	169	182	183
Less: Interest expense, net	(64)	(64)	(34)	(66)	(64)	(61)	(59)
Less: Cash taxes @ 20%	(8)	(8)	(2)	(6)	(7)	(10)	(10)
Less: Change in working capital	(9)	(57)	15	6	7	7	7
Less: Capital expenditures	(62)	(62)	(61)	(75)	(74)	(71)	(73)
Less: Other cash flow items	(16)	(90)	(21)	(21)	(14)	(11)	(11)
Plus: Asset sales	26	26	23	50	50	50	50
Free cash flow available before special capex	**37**	**(85)**	**(48)**	**52**	**66**	**85**	**87**
FCF % of total debt	*3.6%*	*NM*	*(4.7%)*	*4.8%*	*6.5%*	*8.9%*	*9.9%*
Less: Special project capital expenditures	0	(19)	(16)	0	0	0	0
Free cash flow available for debt paydown	**37**	**(104)**	**(64)**	**52**	**66**	**85**	**87**
FCF % of total debt	*3.6%*	*NM*	*(6.3%)*	*4.8%*	*6.5%*	*8.9%*	*9.9%*
Cumulative free cash flow			**(64)**	**(13)**	**54**	**139**	**226**
Pro forma credit statistics							
Cash		$87	$80	$80	$80	$80	$80
Total debt		$1,024	$1,081	$1,029	$963	$877	$791
Net debt		$936	$1,001	$949	$883	$797	$711
Total debt / Adj. EBITDA		**6.0x**	**7.0x**	**6.3x**	**5.7x**	**4.8x**	**4.3x**
Net debt / Adj. EBITDA		**5.5x**	**6.4x**	**5.8x**	**5.2x**	**4.4x**	**3.9x**

Note: "Go-forward" PF LTM 6/30/13E column assumes normalized change in working capital and exlcudes special project capex and delayed pension and tax payment from Itochu transaction.

Deutsche Bank
Corporate Banking & Securities

DRAFT

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